Schedule 13D	Page 1 of 21

CUSIP No. N/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

LATAM Airlines Group S.A.

(Name of Issuer)

Shares of Common Stock without par value

(Title of Class of Securities)

N/A

(CUSIP Number)

James Dougherty

Chief Financial Officer

Strategic Value Partners, LLC
100 West Putnam Avenue
Greenwich, CT 06830
(203) 618-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D	Page 2 of 21

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Strategic Value Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,815,692,279
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 96,815,692,279
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,815,692,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON OO

Schedule 13D	Page 3 of 21

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Ashton Gate S.a.r.l. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 38,998,410,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 38,998,410,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,998,410,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

Schedule 13D	Page 4 of 21

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS SVP Special Situations V LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 38,998,410,769
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 38,998,410,769
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,998,410,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

Schedule 13D	Page 5 of 21

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Wild Heath S.a.r.l. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,472,015,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,472,015,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,472,015,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON OO

Schedule 13D	Page 6 of 21

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS SVP Special Situations III-A LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,472,015,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,472,015,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,472,015,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON OO

Schedule 13D	Page 7 of 21

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Grouse Moor S.a.r.l. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,489,720,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,489,720,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,489,720,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

Schedule 13D	Page 8 of 21

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS SVP Special Situations IV LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,489,720,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,489,720,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,489,720,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

Schedule 13D	Page 9 of 21

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Meadow Garden S.a.r.l. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,844,726,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,844,726,857
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,844,726,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO

Schedule 13D	Page 10 of 21

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Green Pasture S.a.r.l. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,556,876,895
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,556,876,895
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,556,876,895
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

Schedule 13D	Page 11 of 21

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS SVP Dislocation LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,556,876,895
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,556,876,895
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,556,876,895
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

Schedule 13D	Page 12 of 21

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Strategic Value New Rising Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,453,941,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,453,941,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,453,941,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

Schedule 13D	Page 13 of 21

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS SVP New Rising Management LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,453,941,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,453,941,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,453,941,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

Schedule 13D	Page 14 of 21

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Victor Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,815,692,279
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 96,815,692,279
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,815,692,279 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON IN

Schedule 13D	Page 15 of 21

CUSIP No. N/A

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, without par value (the “Common Stock”), of LATAM Airlines Group S.A., a sociedad anónima organized under the laws of Chile (the “Issuer”). The principal executive office of the Issuer is located at Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Metropolitan Region, Chile.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by the following persons (collectively, the “Reporting Persons”):

(i)	Strategic Value Partners, LLC, a Delaware limited liability company (“Strategic Value Partners”)
(ii)	Ashton Gate S.a.r.l., a société à responsabilité limitée organized in Luxembourg (“Ashton Gate”)
(iii)	SVP Special Situations V LLC, a Delaware limited liability company (“SVP Special Situations V”)
(iv)	Wild Heath S.ar.l., a société à responsabilité limitée organized in Luxembourg (“Wild Heath”)
(v)	SVP Special Situations III-A LLC, a Delaware limited liability company (“SVP Special Situations III-A”)
(vi)	Grouse Moor S.a.r.l., a société à responsabilité limitée organized in Luxembourg (“Grouse Moor”)
(vii)	SVP Special Situations IV LLC, a Delaware limited liability company (“SVP Special Situations IV”)
(viii)	Meadow Garden S.a.r.l., a société à responsabilité limitée organized in Luxembourg (“Meadow Garden”)
(ix)	Green Pasture S.a.r.l., a société à responsabilité limitée organized in Luxembourg (“Green Pasture”)
(x)	SVP Dislocation LLC, a Delaware limited liability company (“SVP Dislocation”)
(xi)	Strategic Value New Rising Fund, L.P., a Delaware limited partnership (“Strategic Value New Rising Fund”)
(xii)	SVP New Rising Management LLC, a Delaware limited liability company (“SVP New Rising Management”)
(xiii)	Victor Khosla, a United States citizen

The securities reported herein are directly held by Ashton Gate, Wild Heath, Grouse Moor, Meadow Garden, Green Pasture, and Strategic Value New Rising Fund (together, the “Funds”). Ashton Gate is wholly owned by Strategic Value Special Situations Master Fund V, L.P., whose general partner is SVP Special Situations GP V Ltd., and is managed by SVP Special Situations V. Wild Heath is wholly owned by Strategic Value Opportunities Fund, L.P., whose general partner is SVP Special Situations GP III-A LLC, and is managed by SVP Special Situations III-A. Grouse Moor is wholly owned by Strategic Value Special Situations Master Fund IV, L.P., whose general partner is SVP Situations GP IV LLC, and is managed by SVP Special Situations IV. Meadow Garden is wholly owned by Strategic Value Master Fund, Ltd. and is managed by Strategic Value Partners. Green Pasture is wholly owned by Strategic Value Capital Solutions Master Fund, L.P., whose general partner is SVP Dislocation Fund GP Ltd., and is managed by SVP Dislocation. Strategic Value New Rising Fund’s general partner is SVP New Rising Fund GP Ltd. and is managed by SVP New Rising Management LLC.

(b) The principal business address of each of the Funds other than Strategic Value New Rising Fund is 22 Grand Rue, 1660 Luxembourg, Luxembourg, 1660. The principal business address of Strategic Value New Rising Fund and each of the other Reporting Persons is is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830.

(c) Each of the Reporting Persons is engaged in the business of investing.

(d) During the last five years, none of the Reporting Persons or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The state of organization or citizenship for each of the Reporting Persons is set forth in paragraph (a) of this Item 2.

Schedule 13D	Page 16 of 21

CUSIP No. N/A

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

The Common Stock reported in this Schedule 13D was acquired by the Funds in connection with the emergence from bankruptcy proceedings of the Issuer and certain of its affiliates in exchange for cash and claims, as described below.

On June 18, 2022, the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) entered an order confirming the plan of reorganization (as amended, the “Plan”) of the Issuer and certain of its affiliates (the “Debtors”) resulting from the negotiation with creditors and equity holders of the Issuer of a restructuring support agreement (as amended, the “RSA”), dated as of November 26, 2021. For further information regarding the Plan, reference is made to the text of the Plan, which has been filed as Exhibit 4 hereto and incorporated by reference herein.

In connection with the Plan, on November 3, 2022 (the “Effective Date”), the Issuer issued the New Convertible Notes (as defined in the Plan) and new Common Stock, including shares and convertible notes issued to the Reporting Persons. Giving effect to the conversion of all New Convertible Notes and the issuance of new Common Stock in the ERO, the Issuer is anticipated to have approximately 606.4 billion shares of Common Stock outstanding.

The Equity Rights Offering

Pursuant to the terms of the Plan and the Shareholder Backstop Agreement and the Creditor Backstop Agreement (each as defined in the Plan, and together, the “Backstop Agreements”), the Issuer offered up to 73,809,875,794 shares of Common Stock in the ERO Rights Offering (as defined in the Plan) for an aggregate purchase price of US$800 million, which offering was open to all shareholders in accordance with their pre-emptive rights under applicable Chilean law and fully backstopped collectively by the Backstop Creditors and the Backstop Shareholders pursuant to the terms of the Backstop Agreements. Pursuant to the Creditor Backstop Agreement, the Funds acquired an aggregate of 7,302,778,822 shares of Common Stock on the Effective Date for cash consideration of approximately US$79.2 million.

Convertible Notes Offering

Pursuant to the Creditor Backstop Agreement and the Plan, on the Effective Date the Funds acquired $14.1 million in aggregate principal amount of New Convertible Notes Class A for consideration consisting of Claims with a face amount of approximately US$14.1 million, and $1.59 billion in aggregate principal amount of New Convertible Notes Class C for consideration consisting of approximately US$757.5 million in cash (including amounts due from the Debtors in respect of the repayment of debtor-in-possession financing and certain fees) and Claims with a face amount of approximately US$832.8 million. The Funds exercised their option to convert their Convertible Notes on the Effective Date, resulting in the acquisition of an aggregate of 89,512,913,457 shares of Common Stock.

Shareholders Agreement

In connection with the Plan, the Funds and certain other shareholders (the “Other Shareholders”) entered into a shareholders agreement (the “Shareholders Agreement”) on the Effective Date, which provides (A) for an initial two year term following the Effective Date, the parties to the Shareholders Agreement shall vote their shares of Common Stock so that the Issuer’s board of directors (the “Board of Directors”) will be comprised, both initially and in the filling of any vacancies thereon during such initial term, of nine directors, who in accordance with Chilean law, shall be appointed as follows: (i) five directors, including the vice-chair of the Issuer’s Board of Directors, nominated by the Backstop Creditors; and (ii) four directors, including the chair of the Issuer’s Board of Directors (who shall be a Chilean national), nominated by the Backstop Shareholders; and (B) for the first five years after the Plan effective date, in the event of a wind-down liquidation or dissolution of the Issuer, certain recoveries on the shares delivered upon conversion of the New Convertible Notes Class B, shall be subordinated to any right of recovery for any shares delivered upon conversion of the New Convertible Notes Class A or New Convertible Notes Class C, in each case held by the Backstop Creditors on the relevant date. For further information regarding the Shareholders Agreement, reference is made to the text of the Shareholders Agreement, which has been filed as Exhibit 3 hereto and incorporated by reference herein.

Schedule 13D	Page 17 of 21

CUSIP No. N/A

Board of Directors of the Issuer

In connection with the Plan and the Shareholders Agreement, the Reporting Persons have nominated Bouk van Geloven and Frederico F. Curado to serve as members of the Board of Directors of the Issuer. They are expected to be elected to the Board of Directors at a shareholder meeting of the Issuer to be held on or about November 15, 2022.

Other Matters

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The information set forth in this Item 4 is subject to change or update from time to time, and there can be no assurances that the Reporting Persons will or will not exercise or take, or cause to be exercised or taken, any of the arrangements or actions described above or actions similar thereto.

Item 5. Interest in Securities of the Issuer

(a)-(b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 589,994,732,307 shares of Common Stock outstanding as of November 10, 2022 as provided by the Issuer. Assuming the anticipated conversion of all of the New Convertible Notes, the Reporting Persons will hold in the aggregate approximately 16.0% of the Issuer’s Common Stock based on 606,407,693,000 shares of Common Stock outstanding on a fully-converted basis, as disclosed by the Issuer in its Form 6-K submitted to the Securities and Exchange Commission on July 6, 2022. All remaining New Convertible Notes Class A are expected to be converted into Common Stock within 60 days of November 3, 2022, the Effective Date.

The Reporting Persons understand that as of the date hereof, with respect to all of the individual members of the Parent GUC Ad Hoc Group party to the Shareholders Agreement, such parties, if aggregated together, held approximately 65% of the Issuer’s Common Stock as of the date of the Shareholders Agreement on an as-converted basis assuming conversion of all the New Convertible Notes held by such parties. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they are members of a “group.” The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with any of the Other Shareholders, as well as beneficial ownership with respect to any shares of common stock beneficially owned by the Other Shareholders, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose.

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(c) The disclosure in Item 4 and Item 6 of this Schedule 13D is incorporated by reference herein. Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated by reference into this Item 6.

Registration Rights Agreement

On November 3, 2022, the Issuer, the Backstop Shareholders, the Reporting Persons and certain other Backstop Creditors entered into the Registration Rights Agreement, as amended and restated on November 10, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Necessary Backstop Parties may require the Issuer to facilitate the listing of the ADS representing the shares of Common Stock of the Issuer on a national securities exchange, the filing and effectiveness of a shelf registration statement and a registered offering of Registrable Securities having a value of at least $200 million (the “Re-IPO”). “Necessary Backstop Parties” is defined as follows: for the first 18 months following the Effective Date, both (i) at least one holder that with its affiliates beneficially held on the effective date (and who continue to beneficially hold) at least 10% of the outstanding common shares, and (ii) holders and their affiliates that beneficially held on the effective date (and who continue to beneficially hold) at least 27.5% of the Issuer’s outstanding common shares; and following the first 18 months, any holder that with its affiliates beneficially held on the effective date (and who continue to beneficially hold) at least 10% of the outstanding common shares. If there are no holders satisfying these criteria, the board of directors of the Issuer will make the decisions as to listing and registration.

Following the Re-IPO, Holders holding an amount of Registrable Securities representing at least 5% of the then outstanding Common Stock on the Effective Date of the Plan may demand that the Issuer effectuate one or more takedowns off of such shelf registration statement or, if a shelf registration statement is not available, effectuate one or more non-shelf registered offerings, except that underwritten shelf takedowns or non-shelf registered offerings may not be requested more than four times and unless, in each case, the Registrable Securities requested to be sold by the demanding Stockholders in such underwritten shelf takedown or non-shelf registered offering have an aggregate market value of at least $100 million. The demanding Stockholders will have priority in any registered offering initiated for the account of any holder of Common Stock, provided that in the case of the Re-IPO all participating Stockholders that execute lock-up agreements have priority on a pro rata basis. The Issuer may, subject to certain conditions and limitations, postpone the filing or effectiveness of a demanded registration statement or suspend the use or effectiveness of any shelf registration statement for a “blackout period” if the Issuer’s board of directors determines in good faith that the demanded registration or the sale by a Stockholder of Registrable Securities at such time would adversely affect a pending or proposed significant corporate event or require disclosure of material non-public information the disclosure of which would, in the good faith judgment of the Issuer’s board of directors, be materially adverse to the interests of the Issuer.

The Registration Rights Agreement also provides for certain obligations of the Issuer related to its ADS Program.

Other

The Registration Rights Agreement and the Shareholders Agreement are filed hereto as Exhibit 2 and Exhibit 3 to this Schedule 13D and are incorporated by reference herein.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

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Item 7. Materials to be Filed as Exhibits.

Exhibit 1       Joint Filing Agreement

Exhibit 2       Registration Rights Agreement, dated November 3, 2022, as amended and restated on November 10, 2022

Exhibit 3       Shareholders Agreement, dated November 3, 2022

Exhibit 4       Joint Plan of Reorganization of LATAM Airlines Group, S.A. et al under Chapter 11 of the Bankruptcy Code, as confirmed by the Bankruptcy Court on June 18, 2022 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form F-1/A (File No. 333-266844) filed with the SEC on October 26, 2022).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2022

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

ASHTON GATE S.A.R.L.

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Manager

SVP SPECIAL SITUATIONS V LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

WILD HEATH S.A.R.L.

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Manager

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

GROUSE MOOR S.A.R.L.

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Manager

SVP SPECIAL SITUATIONS IV LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

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MEADOW GARDEN S.A.R.L.

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Manager

GREEN PASTURE S.A.R.L.

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Manager

SVP DISLOCATION LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

STRATEGIC VALUE NEW RISING FUND, L.P.

By:	SVP NEW RISING GP LTD., its general partner

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

SVP NEW RISING MANAGEMENT LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

By:	/s/ Victor Khosla
Victor Khosla